Albéa S.A.

1B, Heienhaff

L-1736 Senningerberg

Grand Duchy of Luxembourg

R.C.S Luxembourg: B 161913

July 14, 2016

Via EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Withdrawal of Albéa S.A. (f/k/a Twist Beauty S.à r.l. & Partners S.C.A.) Registration Statement on Form F-1 File No. 333-197217

Dear Mrs. Long,

Albéa S.A. (f/k/a Twist Beauty S.à r.l. & Partners S.C.A.), a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 1B, Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and Companies Register under number B 161913 (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form F-1 (File No. 333-197217), initially filed with the Commission on July 2, 2014, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 under the Securities Act of 1933 (the “Act”).

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company and the selling shareholders referenced in the Registration Statement no longer intend to offer securities pursuant to the Registration Statement.

The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

In accordance with Rule 457(p) under the Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company also informs the Commission that the Company may rely on Rule 155(c) under the Act in connection with any private offering undertaken by it following the withdrawal of the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned and to the Company’s counsel (Kirkland & Ellis LLP, Attention: Joshua N. Korff, and Kirkland & Ellis International LLP, Attention: William R. Burke) at the respective addresses identified on the cover page of the Registration Statement.

If you have any questions related to this letter, please contact William R. Burke at +44 20 7469 2395.

Sincerely,

Albéa S.A.

/s/ Xavier Leclerc de Hauteclocque
Name:	Xavier Leclerc de Hauteclocque
Title:	Chief Financial Officer and category A director

/s/ Laura Spitoni
Name:	Laura Spitoni
Title:	Category B director

cc:	William R. Burke, Esq.
Kirkland & Ellis International LLP

Joshua N. Korff, Esq.
Kirkland & Ellis LLP